UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023	Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: May 15, 2023	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

2

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2023 and December 31, 2022 and for the Three Months Ended March 31, 2023 and 2022

99.2	Management’s Discussion and Analysis of Financial Condition and Unaudited Results of Operations for the Three Months Ended March 31, 2023 and 2022